Via EDGAR and Federal Express

March 3, 2021

Attention:	Irene Barberena-Meissner
Loan Lauren Nguyen
Ethan Horowitz
Joseph Klinko
John Hodgin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Vine Energy Inc.
Registration Statement on Form S-1
Filed February 22, 2021
File No. 333-25366

Ladies and Gentlemen:

Set forth below are the responses of Vine Energy Inc. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 2, 2021 with respect to the Company’s Registration Statement on Form S-1, File No. 333-25366, most recently filed with the Commission on February 22, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 1, unless otherwise specified.

Registration Statement on Form S-1 Filed February 22, 2021

Prospectus Summary

Recent Developments, page 10

1.

The disclosure on page 11 regarding the impact of the COVID-19 pandemic states that lower levels of natural gas supply have pushed current prices higher, positively impacting your results of operations and cash flows. However, disclosure in your filing states that the average sales prices of natural gas you produced was lower in 2020 than in 2019. Revise your disclosure to clarify the effects of the COVID-19 pandemic.

RESPONSE:

We have revised the disclosure beginning on pages 11, 93 and 94 to clarify the effects of the COVID-19 pandemic.

Corporate Reorganizations, page 13

2.

We note the disclosure that if you experience a change of control of the Tax Receivable Agreement terminates early, you could be required to make substantial, immediate lump-sum payment. Please revise here to quantify the likely tax benefits to be realized and paid to the Existing Owners. In this regard, we not the disclosure on page 144.

RESPONSE:

We have revised the disclosure beginning on page 15 to quantify the tax benefits to be realized and paid to the Existing Owners.

Risk Factors

Our hedging activities could result in financial losses or reduce our income, page 43

3.

We note the new disclosure that your Second Lien Term Loan requires that you hedge 70% of your production for the next 24 months. You further state that as a result of this hedging requirement, you are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of your production is subject to derivative contracts. Please balance your risk factor to disclose the potential impact to you from price increases. We note your disclosure on page 11.

RESPONSE:

We have revised the disclosure beginning on page 42 to disclose the potential impact to us from price increases.

Vine Oil & Gas LP

Notes to Financial Statements

Note 13 - Supplemental Natural Gas Information (Unaudited)

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural

Gas

Reserves, page F-31

4.

Consistent with disclosure previously provided, revise to address the amount of future income tax expense that would have been included in your calculation of the standardized measure of discounted future net cash flows if you were a taxpaying entity for federal income tax purposes. This comment also applies to the financial statements of Brix Oil & Gas LP and Harvest Royalties Holdings LP.

RESPONSE:

We have revised the disclosure on pages F-13, F-34, and F-52 to address the amount of future income tax expenses that would have been included in our calculation of the standardized measure of discounted future net cash flows if the Company were a taxpaying entity for federal income tax purposes.

Exhibits and Financial Statement Schedules, page II-2

5.

We have read your response to prior comment 20 and note that the reserves reports filed as Exhibits 99.1 through 99.9 continue to include disclosure entitled “Petroleum Reserves and Resource Classification and Definitions” as an attachment to each respective report. This attachment appears to include selected information that is excerpted from the Society of Petroleum Engineers (“SPE”), the World Petroleum Council (“WPC”), the American Association of Petroleum Geologists (“AAPG”), and the Society of Petroleum Evaluation Engineers (“SPEE”) Petroleum Resources Management System (“PRMS”).

Item 1201(c) of Regulation S-K specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200 in the preparation of the estimates of the proved, probable and possible reserves disclosed in the reserves report and in the prospectus. The inclusion of the referenced attachment appears to be inconsistent with the disclosure in each report that the estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X. Please obtain and submit revised reserve reports to resolve this inconsistency or tell us why a revision is not needed.

RESPONSE:

In response to the Staff’s comment, we have filed revised reserve reports as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8, and 99.9 to the Registration Statement.

Prior Comment 23 by letter dated December 21, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001693853, initially submitted to the Commission on November 24, 2020 (the “DRS”)

Financial Statements

Note 10 - Partners’ Capital an Profit Interests Awards, page F-19

6.

We note that the Class A Units treated as profit-sharing arrangements will trigger no compensation expense until amounts payable under such awards become probable and estimable. Tell us whether your proposed offering is expected to result in payment to the holders of these awards. As part of your response, provide similar information for the awards treated as profit sharing arrangements noted in the financial statements for Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP.

RESPONSE:

In response to the Staff’s prior Comment 23 by letter dated December 21, 2020 with respect to the DRS, we advise the Staff that our proposed offering will trigger no compensation expense and will not result in payment to the holders of our awards. We further advise that the proposed offering will also not trigger any compensation expense or payment to the holders of the Brix Oil & Gas Holdings LP and Harvest Royalties Holding LP awards treated as profit sharing arrangements as the “Exit Event” performance vesting condition as defined under “Executive Compensation” in our prospectus will not be met upon completion of our proposed offering.

The board is contemplating a modification to the performance vesting conditions of the Class A units in each of Brix Oil & Gas Holdings LP, Harvest Royalties Holdings LP and Vine Oil & Gas Parent LP profit sharing arrangements. A modification to our Class A awards will occur if or when the Limited Liability Company agreements of the Vine Energy Investment I and II Entities are amended as part of our proposed offering. As part of this modification, it is intended that the “Exit Event” performance vesting condition will be removed, and replaced with two new performance vesting conditions including (1) the completion of an initial public offering, and (2) completion of a secondary offering by Blackstone, at which time the Class A holders will be required to sell their interests in direct proportion to those sold by Blackstone.

At modification, it has been determined that the class A units will be treated as equity awards under ASC 718 , Compensation – Stock Compensation (“ASC 718”) as the Class A holders bear the risks and rewards of ownership through their exposure to valuation changes in the underlying equity interest. Under ASC 718, the modification is considered to be a Type IV “improbable to improbable” modification as both the original performance condition (Exit Event) and the new performance conditions (the initial public offering and the completion of a Blackstone secondary offering) were each considered to be improbable as they are outside of management’s control. Accordingly, no compensation expense will be recognized on the modification date, and the modification date fair value will be determined using an appropriate valuation model. If, at a future date (in conjunction with a secondary offering), we determine that it is probable the employees will vest in the modified awards, we will recognize compensation cost equal to the fair value of the vested awards as determined at the modification date.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Very truly yours,

VINE ENERGY INC.

By:	/s/ Eric D. Marsh
Name:	Eric D. Marsh
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Jonathan Curth (Vine Energy Inc.)
Wayne Stoltenberg (Vine Energy Inc.)
Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)
Michael W. Rigdon (Kirkland & Ellis LLP)
Alan Beck (Vinson & Elkins L.L.P.)
Thomas G. Zentner (Vinson & Elkins L.L.P.)

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